                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                    For the fiscal year ended June 30, 2000

                        Commission file number 33-13511

            A.  Full title of the plan and the address of the plan,
               if different from that of the issuer named below:

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                       1996 EMPLOYEE STOCK PURCHASE PLAN

         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                               600 Mayer Street
                             Bridgeville, PA 15107

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                       1996 EMPLOYEE STOCK PURCHASE PLAN


                         INDEX TO FINANCIAL STATEMENTS

Items 1. and 2. Financial Statements and Exhibits

                                                                      Pages
a.   Financial Statements:

     Report of Independent Accountants                                   3

     Statement of Financial Condition as                                 4
     of June 30, 2000 and 1999

     Statement of Income and Changes in Plan Equity                      5
     for the fiscal years ended June 30, 2000, 1999 and 1998

     Notes to the financial statements                                 6-7

b.   Exhibits:

     23.1 Consent of independent accountants

                       Report of Independent Accountants


To the Participants and Administrator of the Universal Stainless & Alloy Products, Inc.
1996 Employee Stock Purchase Plan


In our opinion, the accompanying statement of financial condition and the related statement of income and changes in Plan equity present fairly, in all material respects, the financial condition of the Universal Stainless & Alloy Products, Inc. 1996 Employee Stock Purchase Plan (the Plan) at June 30, 2000 and 1999, and the income and changes in Plan equity for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
September 28, 2000

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                       1996 EMPLOYEE STOCK PURCHASE PLAN
                        STATEMENT OF FINANCIAL CONDITION
                          As of June 30, 2000 and 1999

                                                  2000                 1999
                                              ------------         ------------
Assets:
  Cash                                           $  30,218            $  30,437
                                              ------------         ------------

Total assets                                     $  30,218            $  30,437
                                              ============         ============

Liabilities and Plan equity:
  Payable to Plan sponsor                        $  28,853            $  26,041
  Refunds payable to Plan participants               1,282                4,335
                                              ------------         ------------

Total liabilities                                   30,135               30,376

Plan equity                                             83                   61
                                              ------------         ------------

Total liabilities and Plan equity                $  30,218            $  30,437
                                              ============         ============

                    The accompanying notes are an integral
                       part of the financial statements.

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                       1996 EMPLOYEE STOCK PURCHASE PLAN
                  STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
            For the Fiscal Years Ended June 30, 2000, 1999 and 1998

                                                      2000                 1999                   1998
                                                --------------       --------------         --------------
Additions:
  Contributions by participating employees           $  54,344            $  66,792              $  84,492
  Interest on bank deposits                                602                  554                    675
                                                --------------       --------------         --------------

Total additions                                         54,946               67,346                 85,167
                                                --------------       --------------         --------------

Deductions:
  Stock distributions                                   49,803               54,739                 72,949
  Participant withdrawals                                4,519               12,149                 11,494
  Administrative costs                                     602                  554                    675
                                                --------------       --------------         --------------

Total deductions                                        54,924               67,442                 85,118
                                                --------------       --------------         --------------

     Net increase (decrease) in Plan                        22                  (96)                    49
      equity

Plan equity, beginning of year                              61                  157                    108
                                                --------------       --------------         --------------

Plan equity, end of year                             $      83            $      61              $     157
                                                ==============       ==============         ==============

                    The accompanying notes are an integral
                       part of the financial statements.

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                       1996 EMPLOYEE STOCK PURCHASE PLAN
                       NOTES TO THE FINANCIAL STATEMENTS
                          June 30, 2000, 1999 and 1998

1. Description of the Plan

   The Universal Stainless & Alloy Products, Inc. ("the Company") 1996 Employee Stock Purchase Plan (the "Plan") was adopted by the stockholders of the Company on May 22, 1996 for the benefit of substantially all employees of the Company. The Plan was established to enable eligible employees of the Company to acquire an ownership interest in the Company. The aggregate number of shares of common stock which may be purchased under the Plan shall not exceed 90,000 shares. The Plan is intended to be an employee stock purchase plan, as defined by Section 423 of the Internal Revenue Code.

   Purchase rights are generally granted with respect to six-month purchase periods and are limited to the lesser of (i) 100 shares, (ii) the maximum number of whole shares that could be purchased by an amount equal to 10 percent of an employee's base compensation paid during the purchase period, or (iii) a pro-rata share of the shares remaining in the aggregate authorization under the Purchase Plan. The purchase price for shares subject to the purchase right is the lesser of (i) 85 percent of the closing market price of such stock on the date of the grant of the purchase right, generally the day preceding the beginning of a six-month purchase period, or (ii) 85 percent of the closing market price of such stock on the date the purchase price is exercised, generally the last day of the six-month purchase period. No cash consideration is received for the granting of purchase rights.

   No employee may be granted a purchase right under the Plan if the employee, immediately after the purchase right is granted, owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company. Also, no employee may purchase shares under the Plan in excess of $25,000 of fair market value of such shares on the date of grant of the purchase right.

   Employees may elect to participate by filing an enrollment form and authorizing payroll deductions of up to 10 percent of their base compensation; provided, however, that such amount may not exceed 100 shares multiplied by 85 percent of the fair market value of a share of company stock on the date of the grant of the purchase right. Payroll deductions begin with the first paycheck received after commencement of the relevant purchase period and end with the last paycheck received within the purchase period. The shares of stock subject to the purchase right are automatically purchased on the last day of the purchase period by applying the accumulated payroll deductions to the purchase of whole shares of common stock. Any amount remaining after the purchase of the maximum amount of whole shares is recorded as Plan equity and applied to the next purchase period; provided, however, if the employee purchased 100 shares during the purchase period, the balance is refunded.

   The Board of Directors of the Company has the power to terminate or amend the Plan at any time. If the Board does not take action to terminate the Plan earlier, the Plan will terminate on the last day of the first purchase period ending in 2005 or the date on which all shares available for issuance under the Plan have been sold pursuant to the purchase rights exercised under the Plan.


2. Summary of Significant Accounting Policies:

   Security Transactions

   Security transactions are accounted for as of the last day of each six-month purchase period. Securities are issued directly by the Company to the participants of the Plan from unissued shares designated for the Plan, and a corresponding liability to the Plan sponsor is recorded. The Plan does not hold the securities as temporary investments. For the fiscal years ended June 30, 2000, 1999 and 1998, the shares issued were 9,485, 9,804 and 7,827, respectively. Since inception of the Plan, 33,106 of the designated shares have been issued. The valuation of securities distributed is at cost determined in accordance with the Plan.

   Contributions and Deposits

   Employee contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees' compensation. Contributions to the Plan are initially invested in an interest-bearing account pending their investment in the Company's stock. Interest earned on such cash balances is returned to the Company to partially offset administrative costs of the Plan.

   Withdrawals and Refunds

   Participant withdrawals from the Plan may occur at the election of the Participant, upon termination of employment or as a refund of contributions made in excess of the value of stock distributed during each purchase period. Participant withdrawls equal the cash contributed to the Plan less the value of stock distributed to the Participant.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Board of Directors who administer the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                   UNIVERSAL STAINLESS & ALLOY PRODUCTS, INC.
                       1996 EMPLOYEE STOCK PURCHASE PLAN

SIGNATURE                   TITLE                 DATE
---------                   -----                 ----

/s/  RICHARD M. UBINGER
________________________    PLAN ADMINISTRATOR    SEPTEMBER 28, 2000
RICHARD M. UBINGER